CUSIP No. 510700107	Page 1 of 19 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

LAKE SHORE BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

510700107
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 510700107	Page 2 of 19 Pages

1		NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 188,194
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 188,194

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 3 of 19 Pages

1		NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 93,930
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 93,930

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,930
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 4 of 19 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 99,380
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 99,380

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,380
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 5 of 19 Pages

1		NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 282,124
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 282,124

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,124
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 6 of 19 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 99,380
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 99,380

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,380
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 7 of 19 Pages

1		NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 381,504
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 381,504

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,504
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 8 of 19 Pages

1		NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 381,504
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 381,504

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,504
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 510700107	Page 9 of 19 Pages

1		NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 6,300
BENEFICIALLY OWNED	8	SHARED VOTING POWER 384,504
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,300
PERSON WITH:	10	SHARED DISPOSITIVE POWER 384,504

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,804
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 510700107	Page 10 of 19 Pages

1		NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ‹0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 510700107	Page 11 of 19 Pages

Item 1.	Security and Issuer

        The initial Schedule 13D, dated August 4, 2006, was filed with the Securities and Exchange Commission on August 14, 2006 (the “Initial Schedule 13D”). Amendment No. 1 to the Initial Schedule 13D, dated May 14, 2007, was filed with the Securities and Exchange Commission on May 15, 2007. This Amendment No. 2 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Lake Shore Bancorp, Inc. (the “Company” or “Bancorp”). The address of the principal executive offices of the Company is 125 East Fourth Street, Dunkirk, New York 14048.

Item 2.	Identity and Background

        This Amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to this Amended Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund and Financial Edge Strategic;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC;

•	Richard J. Lashley, as an individual, as a custodian for accounts under the Uniform Transfers to Minor Act (“UTMA”) held by his minor children Danielle Lashley and Caitlin Lashley, and as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister; and

•	Dr. Robin Lashley, as an individual.

CUSIP No. 510700107	Page 12 of 19 Pages

        (a)-(c)        This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund and Financial Edge Strategic and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund and Financial Edge Strategic;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Lashley, as an individual, by Mr. Lashley as custodian for UTMA accounts held by his minor children Danielle Lashley and Caitlin Lashley and by Mr. Lashley as holder of certain discretionary authority over an account held by his sister, Dr. Robin Lashley.

        The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Dr. Robin Lashley, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

        (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)        All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

CUSIP No. 510700107	Page 13 of 19 Pages

        In aggregate, the PL Capital Group owns 390,804 shares of Common Stock of the Company acquired at an aggregate cost of $4,013,627.

        The amount of funds expended by Financial Edge Fund to acquire the 188,194 shares of Common Stock it holds in its name is $1,916,328. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by Banc of America Securities Corp. (“Banc of America”) on such firms’ usual terms and conditions.

        The amount of funds expended by Financial Edge Strategic to acquire the 93,930 shares of Common Stock it holds in its name is $959,353. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 99,380 shares of Common Stock it holds in its name is $1,044,297. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Mr. Lashley to acquire the 6,300 shares of Common Stock he holds in his name is $63,439. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by Caitlin Lashley’s UTMA to acquire the 1,000 shares of Common Stock it holds is $10,070. Such funds were provided from Caitlin Lashley’s personal funds.

        The amount of funds expended by Danielle Lashley’s UTMA to acquire the 1,000 shares of Common Stock it holds is $10,070. Such funds were provided from Danielle Lashley’s personal funds.

        The amount of funds expended by Dr. Robin Lashley to acquire the 1,000 shares of Common Stock she holds in her name is $10,070. Such funds were provided from Dr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America, if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group, other than PL Capital Offshore, has margin or other loans outstanding secured by Common Stock.

CUSIP No. 510700107	Page 14 of 19 Pages

Item 4.	Purpose of Transaction

        The PL Capital Group owns 6.0% of the Company, based on 6,463,719 outstanding shares of Common Stock. Lake Shore, MHC (“MHC”) is the Company’s parent mutual holding company, and the Company is the stock holding company of Lake Shore Savings Bank. MHC reported in the Company’s definitive proxy statement dated and filed April 18, 2007 that it directly and beneficially owns 3,636,875 shares of Common Stock, or 56.3% of the aggregate outstanding shares of Common Stock. The PL Capital Group owns 13.8% of the remaining 2,826,844 outstanding shares of Common Stock held by shareholders other than MHC.

        In the Initial Schedule 13D, the PL Capital Group noted that the purpose of its investment is for investment purposes only. As of the date of this Amended Schedule 13D, the PL Capital Group does not have an intent, nor has it reserved the right, to engage in a control transaction, or any contested solicitation for the election of directors. The PL Capital Group is filing this Amended Schedule 13D to report that it has scheduled a meeting with the Company on January 29, 2008 to discuss ways to create shareholder value (see the presentation that PL Capital Group submitted to the Company on December 17, 2007, which is attached to this Amended Schedule 13D as Exhibit 2).

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.99% of the Company’s aggregate outstanding Common Stock (including stock held by MHC). Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 6,463,719, reported as the number of outstanding shares as of October 31, 2007, in the Company’s Form 10-Q filed on November 14, 2007 for the quarter ended September 30, 2007.

        The PL Capital Group has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

CUSIP No. 510700107	Page 15 of 19 Pages

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

CUSIP No. 510700107	Page 16 of 19 Pages

(E)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(F)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)	Mr. John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock directly.

(H)	Mr. Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

CUSIP No. 510700107	Page 17 of 19 Pages

(I)	Dr. Robin Lashley

(a)-(b)	See cover page.

(c)	Dr. Robin Lashley has made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.
2	Presentation to Management dated January 29, 2008 (submitted on December 17, 2007).

CUSIP No. 510700107	Page 18 of 19 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 510700107	Page 19 of 19 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  December 27, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

EXHIBIT 2

Inputs in Yellow								
				2008	2009	2010	2011	2012
Net Income ($)--reduced for estimated buybacks/divs				$ 1,800	$ 1,950	$ 2,300	$ 2,400	$ 2,500
Buyback %				5%	5%	5%	4%	4%
Dividend Payout %				35%	35%	35%	35%	35%
Asset Growth Rate %				6%	6%	6%	6%	6%
Deposit Growth Rate %				3%	3%	3%	3%	3%
Assumed Stock Price of Buybacks				$ 10.50	$ 11.50	$ 13.00	$ 13.50	$ 14.00
		As of and for						
	Orig IPO	Qtr Ended	Qtr Ended	As of and for the Years Ended:				
	06/30/2006	09/30/2007	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Total Assets	$ 350,956	$ 356,371	$ 359,935	$ 381,531	$ 404,423	$ 428,688	$ 454,409	$ 481,674
Deposits	$ 244,553	$ 240,181	$ 242,583	$ 249,860	$ 257,356	$ 265,077	$ 273,029	$ 281,220
Tang Equity	$ 53,028	$ 53,287	$ 53,326	$ 53,027	$ 52,767	$ 52,621	$ 52,886	$ 53,222
Tang Equity %	15.1%	15.0%	14.8%	13.9%	13.0%	12.3%	11.6%	11.0%
TBV/Share (all shares)	$ 8.02	$ 8.24	$ 8.29	$ 8.43	$ 8.56	$ 8.72	$ 8.91	$ 9.10
TBV/Share (minority shares only)	$ 17.82	$ 18.85	$ 19.07	$ 19.96	$ 20.90	$ 21.94	$ 22.97	$ 24.08
Net Income	$ 546	$ 542	$ 400	$ 1,800	$ 1,950	$ 2,300	$ 2,400	$ 2,500
EPS	$ 0.09	$ 0.09	$ 0.06	$ 0.28	$ 0.31	$ 0.38	$ 0.40	$ 0.42
ROE	5.2%	4.1%	3.0%	3.4%	3.7%	4.4%	4.5%	4.7%
ROA	0.61%	0.62%	0.44%	0.49%	0.50%	0.55%	0.54%	0.53%
Dividend ($)	$ -	$ 85	$ 84	$ 630	$ 683	$ 805	$ 840	$ 875
Dividend per Public Share	$ -	$ 0.03	0.03	$ 0.24	$ 0.27	$ 0.34	$ 0.36	$ 0.40
Cumulative Dividends Paid per Share	$ -	$ 0.15	0.18	$ 0.42	$ 0.69	$ 1.02	$ 1.39	$ 1.78
Dividend Yld (on $10.00 orig price)	0%	1.20%	0	2.4%	2.7%	3.4%	3.6%	4.0%
Dividend Yld (on assumed price)	0%	1.20%	0	2.3%	2.4%	2.6%	2.7%	2.8%
Public Shares O/S	2,976	2,827	2,797	2,657	2,524	2,398	2,302	2,210
Public Shares %	45.0%	43.7%	43.5%	42.2%	41.0%	39.7%	38.8%	37.8%
MHC Shares O/S	3,637	3,637	3,637	3,637	3,637	3,637	3,637	3,637
MHC Shares %	55.0%	56.3%	56.5%	57.8%	59.0%	60.3%	61.2%	62.2%
Total Shares O/S	6,612	6,464	6,434	6,294	6,161	6,035	5,939	5,847
Shares Repurchased	-	149	30	140	133	126	96	92
Cumulative Shares Repurchased	-	149	179	319	451	578	674	766
Cumulative Shrs Repurch (% of Orig Public)	0%	5%	6%	11%	15%	19%	23%	26%

Inputs in Yellow

				2008	2009	2010	2011	2012
Net Income ($)--reduced for estimated buybacks/divs				$ 1,700	$ 1,800	$ 2,100	$ 2,150	$ 2,200
Buyback %				15%	12%	7%	4%	2%
Dividend Payout %				55%	70%	95%	100%	100%
Asset Growth Rate %				6%	6%	6%	6%	6%
Deposit Growth Rate %				3%	3%	3%	3%	3%
Assumed Stock Price of Buybacks				$ 11.25	$ 12.75	$ 15.00	$ 18.00	$ 20.00

		As of and for		As of and for the Years Ended:				
	Orig IPO	Qtr Ended	Qtr Ended					
	06/30/2006	09/30/2007	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Total Assets	$ 350,956	$ 356,371	$ 359,935	$ 381,531	$ 404,423	$ 428,688	$ 454,409	$ 481,674
Deposits	$ 244,553	$ 240,181	$ 242,583	$ 249,860	$ 257,356	$ 265,077	$ 273,029	$ 281,220
Tang Equity	$ 53,028	$ 53,287	$ 53,326	$ 49,371	$ 46,274	$ 44,182	$ 42,781	$ 42,034
Tang Equity %	15.1%	15.0%	14.8%	12.9%	11.4%	10.3%	9.4%	8.7%
TBV/Share (all shares)	$ 8.02	$ 8.24	$ 8.29	$ 8.21	$ 8.08	$ 7.91	$ 7.77	$ 7.69
TBV/Share (minority shares only)	$ 17.82	$ 18.85	$ 19.07	$ 20.77	$ 22.12	$ 22.71	$ 22.90	$ 22.96
Net Income	$ 546	$ 542	$ 400	$ 1,700	$ 1,800	$ 2,100	$ 2,150	$ 2,200
EPS	$ 0.09	$ 0.09	$ 0.06	$ 0.27	$ 0.31	$ 0.37	$ 0.39	$ 0.40
ROE	5.2%	4.1%	3.0%	3.3%	3.8%	4.6%	4.9%	5.2%
ROA	0.61%	0.62%	0.44%	0.46%	0.46%	0.50%	0.49%	0.47%
Dividend ($)	$ -	$ 85	$ 84	$ 935	$ 1,260	$ 1,995	$ 2,150	$ 2,200
Dividend per Public Share	$ -	$ 0.03	0.03	$ 0.39	$ 0.60	$ 1.03	$ 1.15	$ 1.20
Cumulative Dividends Paid per Share	$ -	$ 0.15	0.18	$ 0.57	$ 1.18	$ 2.20	$ 3.35	$ 4.55
Dividend Yld (on $10.00 orig price)	0%	1.20%	0	3.9%	6.0%	10.3%	11.5%	12.0%
Dividend Yld (on assumed price)	0%	1.20%	0	3.5%	4.7%	6.8%	6.4%	6.0%
Public Shares O/S	2,976	2,827	2,797	2,377	2,092	1,946	1,868	1,830
Public Shares %	45.0%	43.7%	43.5%	39.5%	36.5%	34.9%	33.9%	33.5%
MHC Shares O/S	3,637	3,637	3,637	3,637	3,637	3,637	3,637	3,637
MHC Shares %	55.0%	56.3%	56.5%	60.5%	63.5%	65.1%	66.1%	66.5%
Total Shares O/S	6,612	6,464	6,434	6,014	5,729	5,582	5,505	5,467
Shares Repurchased	-	149	30	420	285	146	78	37
Cumulative Shares Repurchased	-	149	179	598	884	1,030	1,108	1,145
Cumulative Shrs Repurch (% of Orig Public)	0%	5%	6%	20%	30%	35%	37%	38%

(in 000's except per share amounts)	LSBK As of and for Last 12 Mths Ended 09/30/2007	LSBK Low Buybacks Low Div Payout 12/31/2012	LSBK Large Buyback High Div Payout 12/31/2012	KEY POINTS IN YELLOW COMMENTS
Total Assets ($)	356,371	481,674	481,674	>LSBK can buy back stock, pay high dividends AND grow as much as it wants
Deposits ($)	240,181	281,220	281,220	>Deposit growth is the challenge but that is independent of capital mgmt
Tang Equity ($)	53,287	53,222	42,034	
Tang Equity %	15.0%	11.0%	8.7%	>Capital remains more than sufficient
TBV/Share (all shares)	8.24	9.10	7.69	>Small TBV/sh decline despite larger buybacks and higher dividends
TBV/Share (minority shares only)	18.85	24.08	22.96	>Small TBV/sh decline despite larger buybacks and higher dividends
Net Income ($)	1,519	2,500	2,200	>Use of capital for buybacks and dividends reduces income in
EPS ($)	0.25	0.42	0.40	absolute dollars but EPS flattish
ROE	2.83%	4.7%	5.2%	>ROE improves
ROA	0.44%	0.53%	0.47%	>Low ROA still supports higher ROE and increased shareholder value
Dividend (annual in $)	350	875	2,200	>100% dividend payout ratio is attainable and affordable
Dividend per Public Share (annual)	0.12	0.40	1.20	>Low ROA and ROE still generates HUGE dividend
Cumulative Divs Pd Per Share (2008-2012)	n/a	1.78	4.55	>Large dividends possible despite low ROA and ROE
Dividend Yld (on $10.00 orig price)	1.2%	4.0%	12.0%	
Dividend Yld (on assumed price in 2012)	n/a	2.8%	6.0%	>This level of dividend will drive shareholder value without hurting growth
Public Shares O/S	2,826	2,210	1,830	
Public Shares %	43.7%	37.8%	33.5%	
MHC Shares O/S	3,637	3,637	3,637	
MHC Shares %	56.3%	62.2%	66.5%	
Total Shares O/S	6,463	5,847	5,467	
				>We recommend buying back 38% of the public float which is affordable
Cumulative Shares Repurchased	149	766	1,145	and will not stop growth plans
Cumulative Shrs Repurch (% of Orig Public)	5%	26%	38%	>It may not be possible to buy this much back but the key is to buy it
				back as much and as soon as possible year after year
Second Step Exchange Ratio @80%:	1.082x	1.283x	1.144x	
Second Step Exchange Ratio @90%:	1.329x	1.591x	1.446x	
Second Step Exchange Ratio @100%:	1.608x	1.967x	1.831x	
PROJECTED STOCK PRICE	$ 9.00	$ 14.00	$ 20.00	>Stock will trade off div yld without pressure to do second step
Plus Total Dividends (2008-2012)	0.15	1.78	4.55	
Total Value thru 2012	$ 9.15	$ 15.78	$ 24.55	>Huge increase in shareholder value due to larger buybacks and dividends